UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

EBR SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

(1)	Names of reporting persons: M.H. Carnegie & Co. Pty Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Australia

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 46,254,887 **
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 46,254,887 **

(9)	Aggregate amount beneficially owned by each reporting person: 46,254,887 **
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 12.50% **
(12)	Type of reporting person (see instructions): FI

**	includes shares underlying warrants

CUSIP No. N/A

(1)	Names of reporting persons: Mark H. Carnegie
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Australia

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 47,221,414 **
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 47,221,414 **

(9)	Aggregate amount beneficially owned by each reporting person: 47,221,414 **
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 12.76% **
(12)	Type of reporting person (see instructions): IN

**	includes shares underlying warrants

CUSIP No. N/A

(1)	Names of reporting persons: Carnegie Healthcare Fund LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Australia

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 17,354,334 **
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 17,354,334 **

(9)	Aggregate amount beneficially owned by each reporting person: 17,354,334 **
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 4.74% **
(12)	Type of reporting person (see instructions): FI

**	includes shares underlying warrants

CUSIP No. N/A

(1)	Names of reporting persons: Carnegie Innovation Fund No 2 LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Australia

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 14,611,365 **
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 14,611,365 **

(9)	Aggregate amount beneficially owned by each reporting person: 14,611,365 **
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 4.01% **
(12)	Type of reporting person (see instructions): FI

**	includes shares underlying warrants

CUSIP No. N/A

(1)	Names of reporting persons: MHC Fund Services B Pty Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Australia

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 9,015,388 **
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 9,015,388 **

(9)	Aggregate amount beneficially owned by each reporting person: 9,015,388 **
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 2.47% **
(12)	Type of reporting person (see instructions): FI

**	includes shares underlying warrants

CUSIP No. N/A

(1)	Names of reporting persons: MHC Fund Services 2A Pty Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Australia

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 3,323,193
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 3,323,193

(9)	Aggregate amount beneficially owned by each reporting person: 3,323,193
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 0.91%
(12)	Type of reporting person (see instructions): FI

CUSIP No. N/A

(1)	Names of reporting persons: M. Carnegie Pty Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Australia

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 966,527 **
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 966,527 **

(9)	Aggregate amount beneficially owned by each reporting person: 966,527 **
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 0.27% **
(12)	Type of reporting person (see instructions): FI

**	includes shares underlying warrants

Item 1(a). Name of issuer:

EBR Systems, Inc. (the “Issuer”)

Item 1(b). Address of issuer’s principal executive offices:

480 Oakmead Parkway

Sunnyvale, CA 94085

Item 2(a). Name of person filing:

This Schedule 13G is being filed by: (i) M.H. Carnegie & Co. Pty Ltd (“MHCC”); (ii) Mark H. Carnegie; (iii) Carnegie Healthcare Fund LP (“CHF); (iv) Carnegie Innovation Fund No 2 LP (“CIF2”); (v) MHC Fund Services B Pty Ltd (“MHC Co-Inv”); (vi) MHC Fund Services 2A Pty Ltd (“CPOF2A”); and (vii) M. Carnegie Pty Ltd (“MHCFT”) (collectively, the “Reporting Persons”).

MHCC, an Australian regulated company, is the investment manager of CHF, CIF2, MHC Co-Inv, and CPOF2A (collectively, the “Carnegie Funds”). CHF is an Australian domiciled corporate limited partnership. CIF2 is an Australian domiciled registered limited partnership. MHC Co-Inv and CPOF2A are each an Australian domiciled investment trust. The Carnegie Funds are funds managed for the benefit of investors including superannuation funds.

MHCC and MHCFT are entities owned by Mr. Carnegie that hold securities as part of a long-term investment portfolio.

MHCC, the Carnegie Funds, and MHCFT may be referred to as the “entities affiliated with M.H. Carnegie & Co. and Mark Carnegie” for purposes of Regulation 13D-G beneficial ownership reporting.

Item 2(b). Address of principal business office or, if none, residence:

The principal business office of the Reporting Persons is:

M.H. Carnegie & Co. Pty Ltd

Suite 210-F3

The Entertainment Quarter

122 Lang Road

Moore Park, NSW 2021

Australia

Item 2(c). Citizenship:

The entities affiliated with M.H. Carnegie & Co. and Mark Carnegie are organized in Australia.

Mr. Carnegie is a citizen of Australia.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e). CUSIP No.:

Not Applicable.

Item 3.

Not Applicable.

Item 4. Ownership

(a) Amount Beneficially Owned:

The information set forth in the cover pages hereto is hereby incorporated herein.

The ownership information reported herein of issued shares beneficially owned by the respective Reporting Persons represents Common Stock underlying the same amount of Chess Depository Interests (“CDIs”). The CDIs trade on the Australian Securities Exchange (the “ASX”) and are held by CHESS Depositary Nominees Pty, Limited, a subsidiary of ASX Limited, the company that operates the ASX.

The ownership information reported herein includes shares of Common Stock issuable upon exercise of warrants held by Reporting Persons as follows:

CHF:	2,401,671 shares
CIF2:	448,526 shares
MHC Co-Inv:	1,182,101 shares
MHCFT:	182,318 shares
MHCC:	1,950,607 shares

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Carnegie as controlling member may be deemed to share voting and/or investment power over the shares beneficially owned by the entities affiliated with M.H. Carnegie & Co. and Mark Carnegie. In addition, Mr. Carnegie and Trevor J. Moody, a director of the Issuer, may be deemed to share voting and/or investment power over 854,018 shares issuable upon exercise of warrants held by MHCC.

Mr. Carnegie disclaims beneficial ownership of the shares reported herein for purposes other than Regulation 13D-G under the Exchange Act. The entities affiliated with M.H. Carnegie & Co. and Mark Carnegie disclaim beneficial ownership of the shares reported herein for purposes other than Regulation 13D-G under the Exchange Act

(b) Percent of Class

The information set forth in the cover pages hereto is hereby incorporated herein.

The percentage ownership information reported herein is based upon 364,044,810 total number of shares of Common Stock of the Issuer as of September 30, 2024 as disclosed by the Issuer in an amended Form 10 filed with the U.S. Securities and Exchange Commission on October 23, 2024, and assumes the conversion of warrants beneficially owned by the respective Reporting Persons into shares of Common Stock.

(c) Number of Shares as to which each Reporting Person has (i) Sole power to vote or to direct the vote, (ii) Shared power to vote or to direct the vote, (iii) Sole power to dispose or to direct the disposition of, (iv) Shared power to dispose or to direct the disposition of:

The information set forth in the cover pages hereto is hereby incorporated herein.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

 Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

M.H. Carnegie & Co. Pty Ltd

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie
	Title:	Chief Executive Officer

Mark H. Carnegie

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie

Carnegie Healthcare Fund LP

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie
	Title:	Director

Carnegie Innovation Fund No 2 LP

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie
	Title:	Director

MHC Fund Services B Pty Ltd

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie
	Title:	Director

MHC Fund Services 2A Pty Ltd

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie
	Title:	Director

M. Carnegie Pty Ltd

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie
	Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share of EBR Systems, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on the date indicated.

M.H. Carnegie & Co. Pty Ltd

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie
	Title:	Chief Executive Officer

Mark H. Carnegie

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie

Carnegie Healthcare Fund LP

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie
	Title:	Director

Carnegie Innovation Fund No 2 LP

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie
	Title:	Director

MHC Fund Services B Pty Ltd

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie
	Title:	Director

MHC Fund Services 2A Pty Ltd

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie
	Title:	Director

M. Carnegie Pty Ltd

November 14, 2024	By:	/s/ Mark H. Carnegie
	Name:	Mark H. Carnegie
	Title:	Director